Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

October 23, 2015

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Value Line Asset Allocation Fund, Inc. (811-07702; 033-62240);

Value Line Small Cap Opportunities Fund, Inc. (811-07388; 033-56028);

Value Line Mid Cap Focused Fund, Inc. (811-02265; 002-10827);

Value Line Income and Growth Fund, Inc. (811-02277; 002-11153);

Value Line Larger Companies Focused Fund, Inc. (811-01807; 002-31640)

Value Line Premier Growth Fund, Inc. (811-02278; 002-12663)

Worthington Value Line Equity Advantage Fund, a series of Value Line Funds Investment Trust (811-22965; 333-195756)

(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Gretchen Passe Roin and Seth Davis of Wilmer Cutler Pickering Hale and Dorr LLP on October 1, 2015, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of each of the above named Funds which was filed with the Commission on August 20, 2015 (“Registration Statement”).

In response to the staff’s comments, enclosed herewith for filing on behalf of each Fund pursuant to: (1) the Securities Act and Rule 485(b) thereunder; (2) the 1940 Act; and (3) Rule 101(a) of Regulation S-T, is a post-effective amendment to its Registration Statement (“Amendment”), which includes a prospectus, statement of additional information (“SAI”), Part C, and exhibits. Please note that certain of the Funds’ prospectus and SAI are combined documents relating to shares of multiple funds currently offered in the Value Line family of funds, each of which is a separate registrant under the Securities Act and 1940 Act and concurrently filing a separate Amendment to its Registration Statement under paragraph (b) of Rule 485 containing the same prospectus and SAI.

October 23, 2015

Ms. Valerie Lithotomos

For the staff’s convenience, its comments are restated below, followed by the response of the applicable Fund(s). Unless otherwise indicated, all page numbers refer to the prospectus and SAI of the applicable Fund in its Registration Statement as filed on August 20, 2015.

I.	Comments of General Applicability

Comment 1.

If any Fund has a principal strategy of investing in emerging markets, foreign securities, derivatives, small capitalization companies, asset-backed securities, mortgage-backed securities, collateralized loan obligations, or collateralized debt obligations, please provide comprehensive disclosure of such strategy and the associated risks in the “Principal investment strategies of the Fund” and “Principal risks of investing in the Fund” sections of the prospectus, respectively.

Response 1.

Each Fund confirms that any principal investment strategy of investing in emerging markets, foreign securities, derivatives, small capitalization companies, asset-backed securities, mortgage-backed securities, collateralized loan obligations, or collateralized debt obligations has been identified as such, along with the associated risks, in the Fund’s “Principal investment strategies of the Fund” and “Principal risks of investing in the Fund” sections of its prospectus.

Comment 2.

Please consider whether any of the types of investments identified in Comment 1 that are mentioned in a Fund’s “Principal risks of investing in the Fund” section, but not in its “Principal investment strategies of the Fund” section, should be added to the latter.

Response 2.

Each Fund has considered and confirmed that, to the extent one or more of these investments is not identified as a principal investment strategy, such investment is only disclosed in the Fund’s “Principal risks of investing in the Fund” section if the small proportion of the Fund’s portfolio invested therein is outweighed by the greater risks posed by that type of investment.

Comment 3.

Please clarify how the Funds define “principally” and “generally” each time such term is used in a statement regarding investment decisions by the Fund that occur with quantifiable frequency, volume, value, or other measurable indicia.

October 23, 2015

Ms. Valerie Lithotomos

Response 3.

Accepted. The term “principally” or “generally” has been modified with the phrase “as measured by the number and total value of purchases” where applicable.

Comment 4.

Please include the phrase “junk bonds” where discussing below investment-grade securities in any Fund’s prospectus and SAI.

Response 4.

Accepted.

Comment 5.

Certain Funds indicate in their summary prospectus that securities are selected on the basis of Ranking Systems which compare “each stock within a universe… to that of all stocks within that universe….” but only define what comprises the “universe” in their statutory prospectus. Please disclose in the summary prospectus how “universe” is defined.

Response 5.

Accepted. The following sentence will be added to the summary prospectus of Value Line Asset Allocation Fund, Inc., Value Line Small Cap Opportunities Fund, Inc. and Value Line Income and Growth Fund, Inc.: “The universe consists of approximately 1,700 stocks of large-, mid- and small-market capitalization companies for the Value Line Timeliness Ranking System and approximately 2,900 stocks of smaller and mid-sized capitalization companies for the Value Line Performance Ranking System.”

Comment 6.

Some Funds indicate in their prospectus that “the nature of the Fund” makes it a long-term investment. Please clarify what is meant by “the nature” of the Fund.

Response 6.

Accepted. The referenced sentence has been clarified for all of the Funds except Worthington Value Line Equity Advantage Fund to which the comment was inapplicable.

October 23, 2015

Ms. Valerie Lithotomos

Comment 7.

If any Fund engages in borrowings for investment purposes and has a name-related policy of investing “at least 80% of its total assets” pursuant to Rule 35d-1 of the 1940 Act, please rephrase the name-related policy to state that the Fund will invest “at least 80% of its net assets plus borrowings for investment purpose” in the designated securities (or confirm that the prospectus and SAI include a definition of “total assets” that includes “borrowings for investment purposes”).

Response 7.

None of the Funds engage in borrowing for investment purposes.

Comment 8.

For each Fund subject to a waiver or expense limitation agreement depicted in the “Annual Fund Operating Expenses” table of its prospectus, please confirm that such waiver or expense limitation will be in effect for at least one year from the effective date of the prospectus.

Response 8.

Confirmed.

Comment 9.

Certain Funds indicate that: “The Adviser will determine the percentage of the Fund’s assets invested in each stock based on the stock’s relative attractiveness.” Please clarify how the Adviser defines relative attractiveness.

Response 9.

Accepted. The applicable sentence will be revised in the prospectus of Value Line Small Cap Opportunities Fund, Inc., Value Line Mid Cap Focused Fund, Inc., Value Line Income and Growth Fund, Inc., and Value Line Larger Companies Focused Fund, Inc. by adding the underlined text: “The Adviser will determine the percentage of the Fund’s assets invested in each stock based on the stock’s relative attractiveness taking into account the potential risk and reward of each investment.”

October 23, 2015

Ms. Valerie Lithotomos

II.	Comments on Value Line Asset Allocation Fund, Inc.

Comment 10.

The Fund’s prospectus states on pages 4 and 17 that the Fund follows “an asset allocation strategy that enables the Adviser to periodically shift the assets of the Fund among three types of securities: (a) common stocks, (b) debt securities with maturities of more than one year that are principally rated investment grade and (c) money market instruments (debt securities with maturities of less than one year).” Please confirm that the only securities in which the Fund invests as a principal investment strategy are common stocks, debt securities and money market instruments.

Response 10.

Confirmed.

Comment 11.

Referring again to the quotation in Comment 10 and, specifically, the language “money market instruments (debt securities with maturities of less than one year),” we note that not all debt securities with maturities of less than one year qualify as money market instruments for purposes of Rule 2a-7 under the 1940 Act. Please clarify that “debt securities with maturities of less than one year” is the definition of money market instruments applied by the Fund.

Response 11.

Accepted. The language has been revised to read “money market instruments, which the Fund defines as debt securities with maturities of less than one year.”

Comment 12.

It is unclear whether there is any market capitalization strategy for investing in equity securities. Please provide strategy and risk disclosures, if appropriate.

Response 12.

The Fund does not have a principal investment strategy of selecting securities on the basis of market capitalization.

October 23, 2015

Ms. Valerie Lithotomos

Comment 13.

The Fund’s summary prospectus states on page 4 that: “The debt securities in which the Fund invests are principally investment grade debt securities…. On occasion, the Fund may invest in debt securities rated below BBB which may have certain speculative characteristics and in debt securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, including mortgage backed securities issued by government sponsored enterprises. The Fund may sell a debt security if its rating falls below the four highest categories.” Please disclose how the Adviser determines whether to buy a debt security and whether the Fund will continue to hold a debt security after reclassified as “below investment grade.”

Response 13.

Accepted. The Fund will clarify how the Adviser selects debt securities by adding on page 4 the following disclosure which is currently found on page 19 of the Fund’s prospectus: “In selecting debt securities, the Adviser evaluates the credit quality of the debt security and its value relative to comparable securities as well as its historic trading level.” The Fund will further clarify that it “may, but need not, sell a debt security if its rating falls below the four highest categories” by adding the underlined text on pages 4 and 19 of its prospectus.

Comment 14.

Please add “junk bonds” to the “Principal risks of investing in the Fund” section of the prospectus.

Response 14.

Accepted.

Comment 15.

The prospectus states on page 18 that the Fund “relies on the Ranking Systems whenever feasible.” Please add disclosure or supplementally explain when such reliance is not feasible.

Response 15.

    Reliance on the Ranking Systems is most likely to be considered unfeasible in the types of scenarios for which the Adviser is described as exercising discretion. This would include, for example, decisions regarding the frequency and timing of rebalancing of the Fund’s portfolio as noted on pages 5 and 18.

Comment 16.

Are the Ranking Systems the starting point or the primary driver for this Fund? If appropriate, please give the active strategy greater prominence than the Ranking System.

October 23, 2015

Ms. Valerie Lithotomos

Response 16.

As noted on page 17 of the prospectus, the rankings of companies by the Ranking Systems are the resource primarily relied upon by the Adviser in selecting equity securities for the Fund, and the Fund is typically weighted towards equities over debt and money market securities. The Adviser, however, does not rely on the Ranking Systems to select debt securities or money market instruments. The summary prospectus has been revised to clarify that rankings are considered in selecting equity but not debt securities for the Fund.

III.	Comments on Value Line Small Cap Opportunities Fund, Inc.

Comment 17.

The Fund’s prospectus states on pages 12 and 21 that: “[T]he Adviser relies generally on the ranking of companies by the Ranking Systems in selecting stocks for the Fund, but has discretion, including whether and which ranked stocks to include within the Fund’s portfolio, whether and when to buy or sell stocks based upon changes in their rankings, and the frequency and timing of rebalancing the Fund’s portfolio. The Adviser will determine the percentage of the Fund’s assets invested in each stock based on the stock’s relative attractiveness.” Please disclose how the Adviser determines whether to buy or sell a security when exercising this discretion.

Response 17.

Accepted. The Fund will clarify how the Adviser exercises such discretion by defining “relative attractiveness” as requested by the staff in Comment 9. and by moving the following sentence on page 12, which currently precedes the quotation identified by the staff in Comment 17, to immediately follow such quotation: “The Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses or redeploy assets into more promising opportunities.”

IV.	Comments on Value Line Mid Cap Focused Fund, Inc.

Comment 18.

Please provide the market capitalization range for companies which the Fund considers “mid-sized” as of a more recent date than March 1, 2015.

Response 18.

Accepted.

October 23, 2015

Ms. Valerie Lithotomos

Comment 19.

Please supplementally explain why a “Mid-Sized Company Risk” factor is included for this Fund.

Response 19.

Investment in mid-sized companies is a principal investment strategy of Value Line Mid Cap Focused Fund, Inc. and, therefore, the risk associated with such a strategy is included in the Fund’s principal risks.

V.	Comments on Value Line Larger Companies Focused Fund, Inc.

Comment 20.

Please clarify whether “larger companies” refers to companies with large capitalizations.

Response 20.

The Fund specifies that “larger” is a measure of capitalization by stating on pages 16 and 34 of its prospectus that: “The Fund’s investments usually, as measured by the number and total value of purchases, are selected from common stocks of larger companies by capitalization.”

Comment 21.

Are the Ranking Systems the starting point or the primary driver for this Fund? If appropriate, please give the active strategy greater prominence than the Ranking System.

Response 21.

The rankings of companies by the Ranking Systems are the resource primarily relied upon by the Adviser in managing the Fund.

VI.	Comments on Value Line Premier Growth Fund, Inc.

Comment 22.

On pages 23 and 38 of the “Principal risks of investing in the Fund” section of the prospectus, the Fund identifies technology as an example of a “sector” and states that the Fund “may, from time to time, be overweighted or underweighted in certain sectors….” If the Fund intends to concentrate in any particular sector, please add appropriate disclosure of such sector to the “Principal investment strategies of the Fund” section and “Principal risks of investing in the Fund” section of the Fund’s prospectus.

October 23, 2015

Ms. Valerie Lithotomos

Response 22.

As the staff notes, “technology” is provided as an example of a group of selected industries within the economy when defining “sector.” It is not disclosed as a sector in which the Fund intends to concentrate. The Fund has not identified any particular sector(s) in which it intends to concentrate its investments.

VII.	Comments on Worthington Value Line Equity Advantage Fund

Comment 23.

Please add, if appropriate, a line item for expenses associated with selling short in the “Annual Fund Operating Expenses Table” on page 1 of the prospectus. If this is not appropriate, please explain to the staff.

Response 23.

Although certain funds in which the Fund invests may engage in short selling, the Fund does not intend to do so. Accordingly, the Fund has not added a line item for expenses associated with short selling.

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In accordance with the requirements of Rule 461 under the Securities Act, each Fund and its principal underwriter, EULAV Securities LLC, reserve the right to request oral acceleration of the Amendment for such Fund. In this respect, the Funds and EULAV Securities LLC currently desire that the Amendment be declared effective November 20, 2015 for Worthington Value Line Equity Advantage Fund and November 1, 2015 for all of the other Funds, and intend to request acceleration to the applicable date.

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), each Fund acknowledges the following:

·	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

October 23, 2015

Ms. Valerie Lithotomos

·	the Fund may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 or myself at (212) 907-1850.

Very truly yours,

By:	/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel to the Funds

cc: Leonard A. Pierce, Esq.

     Gretchen Passe Roin, Esq.